ub-Item 77C:         Submission of matters to a vote of security holders.

     At a special meeting of shareholders of the Registrant held on November 8, 2000, the shareholders of the Firstar Select REIT-Plus Fund of Select Funds (the "Fund") voted: (1) to approve the Agreement and Plan of Reorganization providing for the transfer of substantially all of the assets and liabilities of the Fund to a portfolio of Firstar Funds, Inc. ("Firstar Funds") in exchange for shares of such Firstar Funds in a tax-free reorganization (the "Reorganization"); and
(2) to approve an investment advisory agreement between the Fund and Firstar Investment Research & Management Company, LLC, ("FIRMCO"). The results of the shareholder meeting are as follows:


Resolution              For                   Against             Abstain
----------              ---                   -------             -------

    (1)               3,130,788                  0                  545
    (2)               3,130,788                  0                  545